Exhibit 99.1

REPORT OF VOTING RESULTS

Via SEDAR

To the securities Regulatory Authorities:

RE:	Jaguar Mining Inc. (the “Corporation”) report of voting results pursuant to Section 11.3 of National Instrument 51-102 continuous disclosure obligations (“NI 51-102”)

In accordance with Section 11.3 of NI 51-102, we hereby notify you of the outcome of the matters voted upon at the annual meeting of the shareholders of the Corporation held on May 8, 2008 (the “Meeting”):

1.           The Shareholders elected the following nominees as directors of the Corporation:

Andrew C. Burns
Gil Clausen
William E. Dow
Juvenil T. Felix
Gary E. German
Anthony F. Griffiths
Daniel R. Titcomb

2.           The Shareholders appointed KPMG LLP, chartered accountants, as the Corporation’s auditors and authorized the directors of the Corporation to fix the remuneration of the auditors.

Dated this 16th day of May, 2008.

JAGUAR MINING INC.

By:	/s/ Robert J. Lloyd
Robert J. Lloyd
Secretary